# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Nuo Therapeutics, Inc., CIK 0001091596
CUSIP: 67059V209
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 8285 EL RIO, Suite 190, HOUSTON, Texas (TX), 77054
Date of event which requires filing of this statement: 01/23/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001437749-24-004098
Filed by CIK 0002012045

## Reporting persons
- Jacobs Paul Anthony: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 3,183,500; shared voting power 0; sole dispositive power 3,183,500; shared dispositive power 0; aggregate amount beneficially owned 3,183,500 (6.6% of the class)

## Item 1. Issuer
Name of issuer: Nuo Therapeutics, Inc.
Address of issuer's principal executive offices: 8285 EL RIO, Suite 190, HOUSTON, TEXAS, 77054.

## Item 2. Person Filing
Name of person filing: This Schedule 13G/A is being filed by Paul Anthony Jacobs (the "Reporting Person").
Address of principal business office or, if none, residence: The residence address of the Reporting Person is 5434 E. Lincoln Drive, Colonia Miramonte #28, Paradise Valley, AZ 85253.
Citizenship: The Reporting Person is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The Reporting Person beneficially owns 3,183,500 shares of Common Stock which includes 43,500 shares of Common Stock issuable upon exercise of immediately exercisable warrants.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Jacobs Paul Anthony: /s/ Paul Anthony Jacobs, Paul Anthony Jacobs (02/12/2026)